Exhibit (d)(5)

ICAD, INC.
NON-QUALIFIED STOCK OPTION AGREEMENT

AGREEMENT, entered into_____________, 2006 (the “Date of Grant”), by and between iCAD, Inc. (the “Company”) and _______________ (“Optionee”).

WHEREAS, the Company is issuing to the Optionee a new Non-Plan Option in exchange for other Non-Plan Options tendered by the Optionee pursuant to the Company’s Offer to Exchange Certain outstanding Options to Purchase Common Stock dated September 22, 2006 (the “Exchange Offer”);

WHEREAS, the Company desires to memorialize the new Non-Plan Option grant by entering into this stock option agreement with the Optionee.

THEREFORE, in consideration of the promises set forth below, the parties agree as follows:

1.	GRANT OF OPTION

The Company hereby grants, pursuant to the Exchange Offer, to the Optionee the right, privilege, and option (the “Option”) to purchase _________ shares (the “Option Shares”) of the Company’s common stock (the “Common Stock” or “Stock”), according to the terms and subject to the conditions set forth below.

2.	OPTION EXERCISE PRICE

The per share price to be paid by Optionee in the event of an exercise of the Option shall be $______

3.	WHEN OPTIONS ARE EXERCISABLE

The Option become exercisable commencing on the Date of Grant and expiring at 5PM (Nashua, New Hampshire USA time) on _____________,2008 or earlier subject to paragraph 4 below.

4.	TERMINATION OF EMPLOYMENT

4.1
Generally: Regardless of what Paragraph 3 says, if Optionee’s employment with the Company should be terminated other than by Death or Disability (as defined below), then Optionee only has ninety (90) days after the date of termination to exercise those Options which were exercisable on the date of termination. If the Optionee’s employment with the Company is terminated for cause the right of the Optionee to exercise the Option shall immediately terminate.

4.2	Death or Disability: In the event of the Death or Disability of Optionee prior to the expiration of this Option, the following provisions shall apply:

4.2.1
If Optionee, at the time of Death or Disability, has been continuously employed by the Company (as determined by the Committee in its sole discretion) since the Date of Grant, then the Option may be exercised; (i) by Optionee within one (1) year following the date Disability commenced, but only to the extent Optionee is entitled to exercise such Option on the date his or her Disability commenced; or (ii) by Optionee’s estate, or by a person who acquired the right to exercise the Option because of Optionee’s will or the laws of descent or distribution, within one (1) year from the date of Optionee’s Death, but only to the extent of which Optionee is entitled to exercise the Option at the date of Death. For the purpose of this Agreement, the term “Disability” shall have the meaning given to it in section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”). Whether an Optionee suffers a Disability shall be determined by the Committee in its sole discretion.

4.2.2
If Optionee dies within thirty (30) days after the date of termination of employment, the Option may be exercised at any time within one (1) year following the date of Death, by Optionee’s estate or by a person who acquired the right to exercise the Option because of Optionee’s will or the laws of descent or distribution, but only to the extent Optionee is entitled to exercise the Option at the date of termination.

4.3
Cancellation of Options: By giving written notice to the Optionee, the Committee in its sole discretion may cancel this Option, in whole or in part, in either of the following circumstances: (i) where Optionee’s employment has been terminated for cause; (ii) where Optionee enters into competition with the Company; or (iii) upon failure of Optionee to achieve performance related goals and objectives agreed in advance by Optionee and the Company.

5.	MANNER OF OPTION EXERCISE

5.1
Notice: Optionee may exercise this Option, in whole or in part from time to time, subject to the conditions contained in the Plan and this Agreement, by giving written notice of exercise to the Company at its principal executive offices. That notice must specify the number of Option Shares with respect to which the Option is being exercised. Optionee must also pay in full the total purchase price for the Option Shares purchased. Subject to Paragraph 5.3 below, as soon as practical after receipt of notice and payment, Optionee shall be recorded on the books of the Company as the owner of the Option Shares and the Company shall deliver to Optionee one or more duly issued stock certificates evidencing such ownership. Until certificates for the Option Shares are issued to Optionee, Optionee shall not have any rights as a shareholder of the Company.

5.2
Payment: Optionee can pay the total purchase price of the Option Shares to be purchased solely in cash or may ask the Company for permission to be allowed to pay either by transfer to the Company of previously acquired shares of Common Stock of the Company with a then current aggregate Fair Market Value equal to such total purchase price, or by a combination of cash and previously acquired shares of Common Stock. For purposes of the Agreement; (i) “Previously Acquired Shares” shall mean only shares of Common Stock of the Company that are already owned by the Optionee at the time of exercise and (ii) “Fair Market Value” shall be determined as set forth in the Plan.

5.3
Limitation on Obligation to Issue: The Company shall not be required to sell or issue any shares under this Option if, in the sole opinion of the Committee; (i) the issuance of such shares would constitute a violation by Optionee or the Company of any applicable law or regulation including, without limitation, federal and state securities law, or (ii) the consent or approval of any governmental body is necessary or desirable in connection with the issuance of such shares.

6.	LEGENDS

Each certificate representing any shares of Stock issued to Optionee hereunder may have endorsed thereon a legend in a form as may be determined by the Company to be necessary, in its sole discretion, reflecting any limitations on resale.

7.	CHANGES IN CAPITAL STRUCTURE

7.1
If the Company declares a stock dividend or a stock split is authorized, the number of Option Shares still outstanding under this Option shall be increased proportionately and the exercise price per  share proportionately decreases. In the event the Company declares or authorizes a reverse stock split  or combination of shares, the number of Option Shares shall be proportionately reduced and the exercise price per share shall be proportionately increased.

7.2
If the Company’s Common Stock shall be changed into a different class of shares or if, because of reorganization, recapitalization, merger or consolidation it is necessary to exchange the Option Shares  for shares of another company, then the appropriate substitution or exchange shall be made in the shares subject to this Option. The Committee may make such adjustments in the number, kind, exercise date of  the Option Shares as is necessary. However, none of these changes shall give the Optionee additional benefits or increase the differential between the exercise price and the Fair Market Value.

7.3
If the Company is dissolved or liquidated, or if the Company is not the surviving or resulting corporation in connection with a merger or consolidation, the Committee (in its sole discretion) may allow Optionee the right to exercise this Option prior to the occurrence of the event which would otherwise terminate this Option.

8.	DISPOSITION OF STOCK

Prior to making a disposition (as defined in Section 425(c) of the Code) of any shares of Stock acquired pursuant to the exercise of this Option before the expiration of two years after the Date of Grant or before the expiration of one year after the date on which such shares of Stock were transferred to the Optionee pursuant to exercise of this Option, the Optionee shall send written notice to the Company of the proposed date of such disposition, the number of shares to be disposed of, the amount of proceeds to be received from such disposition and any other information relating to such disposition that the Company may reasonably request.

9.	WITHHOLDING TAXES

The Optionee hereby authorizes the Company to withhold and deduct from future wages of Optionee all legally required amounts necessary to satisfy any federal, state or local withholding tax requirements attributable to the Option. In the event that the Company is unable to withhold such amounts, for whatever reason, Optionee hereby agrees to pay to the Company an amount equal to the amount the Company would otherwise be required to withhold under federal, state or local law.

10.	NONTANSFERABILITY

This Option shall not be transferable by Optionee, either voluntarily or involuntarily, except by will or the laws of descent and distribution, and then only to the extent provided in Paragraph 4.2. Any attempt to transfer this Option other than as permitted shall void the Option. The Option shall be exercisable during Optionee’s lifetime only by Optionee.

11.	LIMITATION ON LIABILITY

Nothing in this agreement shall be construed to: (i) limit in any way the right of the Company to terminate the employment of Optionee at any time, or (ii) be evidence of any agreement or understanding, express or implied, that the Company will employ Optionee in any particular position, at any particular rate of compensation or for any particular period of time.

12.	BINDING EFFECT

This agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

13.	GOVERNING LAW

This Agreement and all rights and obligations in it shall be construed in accordance with and governed by the laws of the State of New Hampshire. The parties hereto agree to submit to the personal jurisdiction of courts sitting in the State of New Hampshire for the purpose of resolving any dispute under this Agreement.

14.	INTEGRATION

This Agreement supersedes any prior agreement, discussions or understandings between the parties on the subject matter covered by this Agreement.

15.	SEVERABILITY

Should any provision of the Agreement be deemed by a court of competent jurisdiction to be unenforceable, the remaining provisions shall continue to be in full force and effect.

16.	AMENDMENT

This Agreement may only be amended by written agreement signed by both parties, by amendment of the Plan or as provided for in the Plan document.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the Grant Date.

ICAD, INC.

BY:	____________________________________________

ITS: President, Chief Executive Officer

OPTIONEE: _____________________________________________

Name Printed: ______________________________________

EXHIBIT 1

NAME OF OPTIONEE: Gail Gelber

DATE OF GRANT: June 26, 2006

NUMBER OF OPTION SHARES ISSUABLE UPON FULL OPTION EXERCISE: 30,000

EXERCISE PRICE: $1.54

EXERCISE SCHEDULE

Number of Shares with respect to which
Initial Date of Exercisability	Option Is initially exercisable

June 26, 2007	10,000

June 26, 2008	10,000

June 26, 2009	10,000